QUALITY GROWTH FUND (IN USO REPORT)

A Special Meeting of Shareholders ("Special Meeting") of Bull & Bear Quality Growth Fund ("Quality Growth Fund") was held on April 25, 1996 pursuant to notice given to all shareholders of record at the close of business on February 15, 1996. At the Special Meeting, shareholders approved an Agreement and Plan of Reorganization and Termination ("Plan") providing for Quality Growth Fund to merge into and become part of Bull & Bear U.S. and Overseas Fund with 50,172.06 shares voting in favor of the Plan, 5,118.63 shares voting against the Plan, and
662.38 shares abstaining.